OLSHAN

OLSHAN       GRUNDMAN       FROME       ROSENZWEIG      &      WOLOSKY      LLP

                                                               Park Avenue Tower

                                                             65 East 55th Street

                                                       New York, New York  10022

                                                        Telephone:  212-451-2300

                                                       Facsimile:  21`2-451-2222

                                January 20, 2006
                                                               www.olshanlaw.com

                                                      direct dial:  212-451-2320
                                                 email: jsaltsberg@olshanlaw.com


Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Ms. Jennifer R. Hardy



                  Re:      Water Chef, Inc. Amendment No. 1 to
                           Form SB-2 (SEC File No. 333-130719)
                           -----------------------------------

Ladies and Gentlemen:

     On behalf of Water Chef, Inc., a Delaware corporation (the "Company"), transmitted herewith for filing is Amendment No. 1 to Form SB-2 ("Amendment No. 1"), marked to show changes from the Form SB-2 filed on December 27, 2005. We acknowledge receipt of the letter of comment dated January 11, 2006 from the Securities and Exchange Commission (the "Commission Letter") with regard to the above referenced matter. We have reviewed the letter with the Company and the Company's auditors and the following are the Company's responses to the Commission Letter. The paragraph references below are to those in Amendment No.
1. The responses are numbered to coincide with the numbering of the comments in the Commission Letter.

Special Note Regarding Forward-Looking Statements, page 7
---------------------------------------------------------

1. Since Water Chef issues penny stock, Water Chef is ineligible to rely on the safe harbor provision. See Section 27 A(b)(1)(C) of the Securities Act. Thus, delete the reference to Section 27A of the Securities Act. Alternatively, disclose that Water Chef is ineligible to rely on the safe harbor provision.

     The Company has made the requested revision by deleting the reference to
Section 27A of the Securities Act in the first paragraph under the heading "Special Note Regarding Forward-Looking Statements" on page 8.

                                                               New Jersey Office
                                                       2001 Route 46 / Suite 202
                                                   Parsippany, New Jersey  07054
                                                        Telephone:  973.335.7400
                                                        Facsimile:  973.335.8018

January 20, 2006
Page 2


     For your review, we have included both a clean and marked draft of the Amendment No. 1 to the Form SB-2. Please direct any questions or comments concerning Amendment No. 1 or this response to Robert H. Friedman at (212) 451-2220 or to the undersigned at (212) 451-2320.

                                                     Very truly yours,


                                                     /s/  Jason S. Saltsberg
                                                     --------------------------
                                                          Jason S. Saltsberg
cc:    David A. Conway
       Robert H. Friedman